Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,805	$168,907
Short-term deposits	14,350	16,433
Restricted cash	64	88
Trade receivables, (net of allowance for credit losses of $1,363 and $1,251 as of June 30, 2026 and December 31, 2025, respectively)	107,656	85,929
Contract assets	32,792	36,987
Inventories	65,490	45,430
Other current assets	34,583	37,406

Total current assets	399,740	391,180

LONG-TERM ASSETS:
Long-term contract assets	7,193	7,890
Severance pay funds	7,269	6,941
Deferred taxes, net	17,923	15,558
Operating lease right-of-use assets	7,510	5,922
Other long-term assets	28,696	19,871

Total long-term assets	68,591	56,182

PROPERTY AND EQUIPMENT, NET	74,309	75,172

INTANGIBLE ASSETS, NET	48,994	53,986

GOODWILL	169,534	169,534

Total assets	$761,168	$746,054

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2026	2025
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$2,000
Trade payables	45,443	31,614
Accrued expenses	73,352	58,878
Advances from customers and deferred revenues	50,215	78,499
Operating lease liabilities	3,251	2,957
Other current liabilities	28,914	41,529

Total current liabilities	203,175	215,477

LONG-TERM LIABILITIES:
Accrued severance pay	7,818	7,508
Long-term advances from customers and deferred revenues	71	67
Operating lease liabilities	4,364	3,102
Other long-term liabilities	1,131	19,622

Total long-term liabilities	13,384	30,299

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2026 and December 31, 2025; Issued and outstanding: 77,029,657 and 73,831,318 shares as of June 30, 2026 and December 31, 2025, respectively	3,970	3,765
Additional paid-in capital	1,148,171	1,115,030
Accumulated other comprehensive loss	(6,164)	(3,768)
Accumulated deficit	(601,368)	(614,749)

Total shareholders' equity	544,609	500,278

Total liabilities and shareholders' equity	$761,168	$746,054

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2026	2025

Revenues:
Products	$179,162	$137,291
Services	53,975	59,716

Total revenues	233,137	197,007

Cost of revenues:
Products	124,363	104,198
Services	33,868	32,484

Total cost of revenues	158,231	136,682

Gross profit	74,906	60,325
Operating expenses:
Research and development expenses, net	23,718	23,930
Selling and marketing expenses	19,211	16,467
General and administrative expenses	22,618	13,027
Other operating expenses, net	281	3,964

Total operating expenses	65,828	57,388

Operating income	9,078	2,937
Financial income (expenses), net	3,462	(2,186)

Income before taxes on income	12,540	751
Taxes on income	841	3,083

Net income	$13,381	$3,834

Earnings per share:
Basic	$0.18	$0.07
Diluted	$0.17	$0.07
Weighted average number of shares used in computing earnings per share:
Basic	75,766,488	57,081,120
Diluted	78,341,256	57,189,406

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025

Net income	$13,381	$3,834

Other comprehensive income (loss):
Foreign currency translation adjustments	345	725
Change in unrealized income (loss) on hedging instruments, net	1,076	3,367
Less - reclassification adjustments for net loss (income) realized on hedging instruments, net	(3,817)	(815)

Total other comprehensive income (loss)	(2,396)	3,277

Comprehensive income	$10,985	$7,111

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2024	57,017,032	$2,733	$943,294	$(6,120)	$(635,472)	$304,435

Stock-based compensation	-	-	3,455	-	-	3,455
Exercise of stock options and issuance of shares	179,166	10	751	-	-	761
Comprehensive income	-	-	-	3,277	3,834	7,111

Balance as of June 30, 2025	57,196,198	$2,743	$947,500	$(2,843)	$(631,638)	$315,762

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2025	73,831,318	$3,765	$1,115,030	$(3,768)	$(614,749)	$500,278

Stock-based compensation	-	-	3,402	-	-	3,402
Exercise of stock options and issuance of shares *)	3,198,339	205	29,739	-	-	29,944
Comprehensive income	-	-	-	(2,396)	13,381	10,985

Balance as of June 30, 2026	77,029,657	$3,970	$1,148,171	$(6,164)	$(601,368)	$544,609

*) Including $29,884 related to the Settlement Agreement, as defined in Note 15.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:

Net income	$13,381	$3,834
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	10,423	9,942
Stock-based compensation	10,402	2,073
Accrued severance pay, net	(17)	(76)
Deferred taxes, net	(2,365)	(4,233)
Increase in trade receivables, net	(22,202)	(9,234)
Decrease in contract assets	4,891	16,552
Decrease in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	1,485	11,754
Decrease (increase) in inventories, net	(20,212)	96
Increase (decrease) in trade payables	13,860	(14,690)
Increase (decrease) in accrued expenses	14,153	(4,587)
Decrease in advances from customers and deferred revenues	(28,292)	(15,426)
Increase (decrease) in other liabilities	(9,592)	2,526

Net cash used in operating activities	(14,085)	(1,469)

Cash flows from investing activities:

Purchase of property, equipment and intangible assets	(4,175)	(4,256)
Investment in other asset	-	(3,500)
Investment in short-term deposits	(14,350)	-
Proceeds from short-term deposits	16,433	-
Acquisitions of subsidiaries, net of cash acquired	(10,000)	(104,943)

Net cash used in investing activities	(12,092)	(112,699)

Cash flows from financing activities:

Proceeds from exercise of stock options	46	-
Proceeds from long-term loan, net of associated costs	-	58,970
Repayment of long-term loan	-	(750)

Net cash provided by financing activities	46	58,220

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,005	1,116

Decrease in cash, cash equivalents and restricted cash	(24,126)	(54,832)
Cash, cash equivalents and restricted cash at the beginning of the period	168,995	120,249

Cash, cash equivalents and restricted cash at the end of the period (a)	$144,869	$65,417

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2026	2025

Cash and cash equivalents	$144,805	$64,929
Restricted cash - Current	64	474
Restricted cash - Long-term	-	14

Cash, cash equivalents and restricted cash	$144,869	$65,417

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 1: -	GENERAL

a.
Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, and end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a satellite network platform, Very Small Aperture Terminals (“VSATs”), amplifiers, high-speed modems, high-performance on-the-move antennas, Electronically Steerable Antenna (“ESA”) and high efficiency, high power Solid State Power Amplifiers (“SSPAs”), Block Upconverters (“BUCs”), Transceivers, transportable and portable terminals for defense forces and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, In-Flight Connectivity (“IFC”), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony to enterprise, government, and residential customers utilizing both its own networks and other networks that it installs, mainly based on Build Operate Transfer (“BOT”) and Build Own Operate (“BOO”) contracts. In these projects, the Company builds telecommunication infrastructure, typically using fiber-optic and wireless technologies, for broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or to provide services. If these suppliers fail to deliver, or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays, or service delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company’s results of operations and financial position.

c.
On June 14, 2026, the Company signed a definitive agreement to acquire the majority of the Satellite & Space Communications segment of Comtech Telecommunications Corporation (“Comtech”) on a cash-free, debt-free basis for the purchase price of $157,500 in cash, subject to adjustments for normalized working capital. In connection with the signing of the agreement, the Company paid a $10,000 advance payment, which will be credited against the purchase price upon closing. The advanced payment is presented under Other long-term assets. The closing of the transaction is subject to certain regulatory approvals, including clearance from the Committee on Foreign Investment in the United States (CFIUS), the U.S. Federal Trade Commission (FTC) and the Department of Justice (DOJ) under the Hart-Scott-Rodino Act (HSR), as well as other customary closing conditions. The transaction is expected to close by the end of 2026 subject to the satisfaction of the conditions above.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's condensed interim consolidated financial statements.

The balance sheets as of December 31, 2025, have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025 (the “Annual Financial Statements”), included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 16, 2026.

The significant accounting policies applied in the Company’s audited 2025 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contract duration, establishing stand-alone selling price for performance obligations and total profits or losses), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Recently issued and adopted accounting pronouncements:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance was effective for the Company beginning December 15, 2025, with early adoption permitted. The adoption of this ASU had an immaterial impact on the Company’s consolidated financial statements.

e.	Recently issued accounting pronouncements – not yet adopted:

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income (loss) Statement Expenses” (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company’s consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-03 is effective fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 3: -	INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2026	2025
	Unaudited	Audited

Raw materials, parts and supplies	$17,138	$16,214
Work in progress and assembled raw materials	14,371	11,894
Finished products	33,981	17,322

	$65,490	$45,430

Inventory net write-offs amounted to $1,688 and $1,064 during the six months ended June 30, 2026 and 2025, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Property and equipment, net is comprised of the following:

	June 30,	December 31,
	2026	2025
	Unaudited	Audited
Cost:

Buildings and land	$84,538	$84,449
Computers, software and electronic equipment	79,585	76,603
Network equipment	44,293	43,884
Office furniture and equipment	4,564	4,364
Vehicles	284	294
Leasehold improvements	3,325	3,024
	216,589	212,618

Accumulated depreciation	(142,280)	(137,446)

Depreciated cost	$74,309	$75,172

Depreciation expenses amounted to $5,355 and $4,894 during the six months ended June 30, 2026 and 2025, respectively.

The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $2,646 and $2,211 for the six months ended June 30, 2026 and 2025, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 5:-	ADVANCES FROM CUSTOMERS AND DEFERRED REVENUES

Approximately $31,489 out of the advances from customers and deferred revenue balance as of December 31, 2025 was recognized as revenues during the six months ended June 30, 2026.

The balance of advances from customers and deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of the reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of June 30, 2026 is approximately $392,297. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 3-9 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year. As of June 30, 2026, the Company expects to recognize approximately 81% of its remaining performance obligations as revenue within the next 3 years, with the remainder recognized over a period of approximately 4-9 years. The Company elected to use the practical expedient of not disclosing transaction prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts with an original expected duration of one year or less.

During the six months ended June 30, 2026, the Company recognized approximately $921 of revenue from performance obligations that were satisfied (or partially satisfied) in previous periods, due to the variable consideration constraint in ASC 606.

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda., for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017.

As of June 30, 2026, the total amount of this claim, including interest, penalties and legal fees is approximately $7,912, of which approximately $789 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by the court in a final and non-appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH Peru”), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru (“MTC”), and the National Telecommunications Program of Peru (“PRONATEL”). The arbitration was related to the PRONATEL projects awarded to GTH Peru in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. The Company’s subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $13,500. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which in November 2020 ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision GTH Peru has initiated collection procedures against MTC and PRONATEL, and has collected approximately $13,700 (including accrued interest) with approximately $500 remains to be collected.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15,000. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo) and GTH Peru initiated collection procedures against MTC and PRONATEL. During the six months ended June 30, 2025, GTH Peru received the second payment of approximately $4,400, which was recognized as income under Other operating expenses, net in the condensed interim consolidated statements of income. See Note 14. As of June 30, 2026, approximately $7,500 remains to be collected.

4.
In April 2024, the Company’s Peruvian subsidiary, Gilat Networks Peru S.A. (“GNP”), initiated arbitration proceedings against PRONATEL at the ANKAWA International Arbitration and Dispute Resolution Center, Lima, relating to PRONATEL projects awarded in 2015. Under these projects, GNP constructed telecommunications transport networks in rural areas of Ayacucho, Apurímac and Huancavelica. Although GNP completed the construction phase, PRONATEL has not formally accepted the network, and GNP has continued to operate and maintain the network at its own cost. GNP’s principal claim sought payment for these operation and maintenance services. In April 2025, the arbitral tribunal issued awards ordering PRONATEL to pay GNP approximately $9,600, plus procedural costs and legal interest. The corresponding balance is presented under Other long-term assets. PRONATEL has filed annulment requests, and GNP has initiated collection proceedings against PRONATEL and the Ministry of Transport and Communications of Peru (“MTC”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

PRONATEL continues to dispute responsibility for ongoing operation and maintenance costs. Accordingly, in November 2025, GNP commenced a second arbitration seeking payment for services provided since January 1, 2025, that are not covered by the prior awards, with claims currently totaling approximately $5,000, following a recent technical assessment by the appointed expert.

5.
The Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. The Company intends to defend the aforementioned matters vigorously and believes that a loss in excess of its accrued liability with respect to these claims is not probable.

b.

Guarantees:

The Company guarantees its performance to certain customers, mainly through bank guarantees, surety bonds and corporate guarantees. Such guarantees are often required for the Company’s performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of June 30, 2026, the aggregate amount of financial guarantees outstanding to secure the Company’s various obligations was approximately $87,879, including an aggregate of approximately $83,492 related to the Company’s business in Peru. To secure these guarantees, the Company provided a floating charge over its assets, as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $44 of restricted cash to secure some of those guarantees.

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of June 30, 2026, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on the Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All of the above guarantees are performance guarantees for the Company’s own performance, in accordance with ASC 460, “Guarantees” (“ASC 460”), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have been exercised against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 7:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in the value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized gains of $3,817 and $815 related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the condensed interim consolidated statements of income for the six months ended June 30, 2026 and 2025, respectively. The notional amounts of hedging contracts were $0 and $16,081 as of June 30, 2026 and December 31, 2025, respectively.

The fair value of derivative instruments in the condensed interim consolidated balance sheets, which are presented under Other current assets, amounted to $0 and $2,741 as of June 30, 2026 and December 31, 2025, respectively.

NOTE 8:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company’s Board of Directors adopted the 2008 Stock Incentive Plan (the “2008 Plan”) with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2026, the Company’s Board of Directors approved, in the aggregate, an increase of 14,986,316 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 15,986,316. As of June 30, 2026, an aggregate of 2,749,442 shares were available for future grants under the 2008 Plan.

The grants under the 2008 Plan during the six months ended June 30, 2026, have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to the Company’s consolidated annual financial statements for the year ended December 31, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

During the six months ended June 30, 2026, the Company granted restricted stock units (“RSUs”), including performance-based RSUs which are subject to market conditions or to both market and performance conditions (“PSUs”). These PSUs vest over three or four-year period of continued employment.

In addition, the Company approved the issuance of additional PSUs, some of which are also subject to performance conditions, contingent upon shareholder approval. As of June 30, 2026, such shareholder approval had not yet been obtained. Accordingly, no share-based compensation expense was recognized in respect of these awards.

Options granted to employees and directors:

The fair value of the Company’s stock options granted in the six months ended June 30, 2025 was estimated using the following weighted average assumptions:

Six months ended June 30,
2025

Risk-free interest	4.36%
Dividend yield	0%
Volatility	43.26%
Expected term (in years)	3.82

There were no stock option grants during the six months ended June 30, 2026.

A summary of employees’ and directors’ option balances under the 2008 Plan as of June 30, 2026 and changes during the six months then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2026	3,862,523	$6.7	3.5	$24,140
Exercised	(903,945)	$7.4
Forfeited and cancelled	(73,750)	$6.5

Outstanding as of June 30, 2026	2,884,828	$6.5	3.3	$19,712

Exercisable as of June 30, 2026	1,121,053	$6.6	2.5	$7,248

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2025 was $2.32. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company’s stock.

PSUs and RSUs granted to employees:

A summary of the Company’s PSUs and RSUs balances under the 2008 Plan as of June 30, 2026 and changes during the six months then ended are as follows:

Number of PSUs

Outstanding as of January 1, 2026	1,177,500
Granted	299,500
Vested	(234,625)
Forfeited and cancelled	-

Outstanding as of June 30, 2026	1,242,375

The weighted-average grant-date fair value of PSUs granted during the six months ended June 30, 2026 and 2025 were $12.68 and $5.73, respectively.

The fair value of the Company’s PSUs granted in the six months ended June 30, 2026 and 2025 were estimated using the following weighted average assumptions:

	Six months ended June 30,
	2026	2025

Risk-free interest	3.43%-3.66%	4.27% - 4.35%
Volatility	45.64%	44.17%
Expected term (in years)	1-4	1- 4
Minimal share price for vesting	7	5.25

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

c.
During the six months ended June 30, 2026 and 2025, the stock-based compensation expenses, including with respect to the Service-Based Earn-Out and the Additional Earn-Out Consideration, as defined in Note 15, were recognized in the condensed interim consolidated statement of income in the following line items:

	Six months ended
	June 30,
	2026		2025

Cost of revenue of products		$174	$216
Cost of revenue of services		223	186
Research and development expenses, net		880	672
Selling and marketing expenses		905	556
General and administrative expenses	(*)	8,199	443
Other operating expenses, net		21	-

		$10,402	$2,073

(*) Including $7,000 related to the Additional Earn-Out Consideration, see Note 15.

NOTE 9:-	OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the changes in accumulated other comprehensive income (loss), for the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Foreign currency translation adjustments	Unrealized gain on cash flow hedges	Total

Beginning balance	$(6,509)	$2,741	$(3,768)

Other comprehensive income before reclassifications	345	1,076	1,421
Amounts reclassified from accumulated other comprehensive income	-	(3,817)	(3,817)

Net current-period other comprehensive income (loss)	345	(2,741)	(2,396)

Ending balance	$(6,164)	$-	$(6,164)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.
The Company applies ASC 280, “Segment Reporting” (“ASC 280”). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

b.	The Company operates in three operating segments, as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, defense integrators, and other strategic governmental customers, with a strong focus on the U.S. Department of War resulting from the Company’s strategic acquisition of DataPath, Inc (“DPI”). By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield and mission-critical connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO satellite constellations with turnkey solutions for service providers, satellite operators, and enterprises. The Company’s acquisition of SBS (see Note 15) serves as an important part of this division, strengthening the Company’s position in the IFC market and enabling the Company to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

c.	Information on the reportable operating segments:

1.
The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these condensed interim consolidated financial statements and includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.	Financial information relating to reportable operating segments:

	Six months ended June 30, 2026
	Commercial	Defense		Peru	Total

Revenues	$155,771		$47,890	$29,476	$233,137
Cost of Revenues	104,654		38,294	15,283	158,231
Gross profit	51,117		9,596	14,193	74,906

Research and development expenses, net	18,380		5,338	-	23,718
Selling and marketing expenses	11,319		6,763	1,129	19,211
General and administrative expenses	7,327	(*)	11,948	3,343	22,618
Other operating expenses (income), net	(6,501)		6,834	(52)	281

Operating income (loss)	20,592		(21,287)	9,773	9,078
Financial income, net					3,462
Income before taxes on income					12,540
Taxes on income					841
Net income					$13,381

Depreciation and amortization expenses	$7,912		$1,340	$1,171	$10,423

(*) Including $7,000 related to the Additional Earn-Out Consideration, see Note 15.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Six months ended June 30, 2025
	Commercial	Defense	Peru	Total

Revenues	$133,277	$43,004	$20,726	$197,007
Cost of Revenues	95,933	30,094	10,655	136,682
Gross profit	37,344	12,910	10,071	60,325

Research and development expenses, net	17,032	6,898	-	23,930
Selling and marketing expenses	10,420	5,076	971	16,467
General and administrative expenses	6,630	3,360	3,037	13,027
Other operating expenses (income), net	5,014	1,884	(2,934)	3,964

Operating income (loss)	(1,752)	(4,308)	8,997	2,937
Financial expenses, net				(2,186)
Income before taxes on income				751
Taxes on income				3,083
Net income				$3,834

Depreciation and amortization expenses	$7,742	$1,363	$837	$9,942

*)
During the six months ended June 30, 2026 and 2025, the Company recognized revenues from construction performance obligations in the amount of $11,137 and $1,396, respectively, which are presented within the Peru operating segment.

d.	Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2026	2025

United States	$128,548	$135,936
Peru	29,476	20,726
Israel	12,505	1,524
Others	62,608	38,821

	$233,137	197,007

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 10:-   CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

e.	The table below represents the revenues from major customers and their operating segments:

	Six months ended June 30,
	2026	2025

Customer A - Commercial	47%	50%
Customer B - Peru	11%	*	)

*) Less than 10%

Customer A is located in the European Union and Customer B is located in Peru.

NOTE 11:-	TAXES ON INCOME

The Company’s tax provisions for the six months ended June 30, 2026 and 2025, and its estimated annual effective tax rates, are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Tax benefits were $841 and $3,083 for the six months ended June 30, 2026 and 2025, respectively. The tax benefit for the six months ended June 30, 2026, was lower compared to the six months ended June 30, 2025 mainly due to higher utilization of carry forward losses in Israel.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 12:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

1.	Numerator:

	Six months ended June 30,
	2026	2025

Net income available to holders of ordinary shares	$13,381	$3,834

2.	Denominator:

	Six months ended June 30,
	2026	2025

Weighted average number of shares	75,766,488	57,081,120
Add – stock options and PSUs	2,574,768	108,286
Denominator for diluted earnings per share	78,341,256	57,189,406

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 0 and 4,780,710 for the six months ended June 30, 2026 and 2025, respectively. In addition, the potential Ordinary shares related to Additional Earn-Out Consideration, as defined in Note 15, were also excluded from the calculation of diluted earnings per share, as their issuance is contingent upon the achievement of certain financial results. Such results had not been achieved as of June 30, 2026 and 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 13:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Governmental authorities	$4,820	$3,006
Prepaid expenses	11,391	7,877
Deferred charges	7,353	10,040
Advance payments to suppliers	7,945	10,542
Other	3,074	5,941
	$34,583	$37,406

b.	Other current liabilities:

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Payroll and related employee accruals	$15,518	$16,720
Governmental authorities	1,923	1,920
Earn-out considerations (see Note 15)	9,000	19,266
Other	2,473	3,623
	$28,914	$41,529

c.	Other long-term liabilities:

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Earn-out considerations (see Note 15)	$-	$17,172
Other	1,131	2,450
	$1,131	$19,622

d.
During 2025, the Company invested $3,500 in Crosense Technology Ltd. ("Crosense"), an early-stage startup developing drone detection and tracking technology. The investment is presented under Other long-term assets. Subsequent to the balance sheet date, the Company invested an additional $1,000 in Crosense.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 14:-	OTHER OPERATING EXPENSES, NET

Other operating expenses, net is comprised of the following:

	Six months ended
	June 30,
	2026	2025

Mergers and acquisitions related expenses	$3,738	$2,568
Loss (income) from changes in fair value of earn-out considerations and Holdback Amount	(4,512)	3,765
Income from arbitrations and legal proceedings, net	-	(2,966)
Others, net	1,055	597

	$281	3,964

NOTE 15:-	BUSINESS COMBINATIONS

a.	On January 6, 2025, the Company acquired SBS, a leading US based provider of next-generation SATCOM terminal solutions.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the SBS acquisition was $138,975, comprised of the following components:

i.	A closing payment totaling $98,000 ($107,788 as adjusted) paid in cash; and

ii.
$31,187 contingent earn-out payments, to be settled in cash (“SBS Earn-out Consideration”). The SBS Earn-out Consideration consists of potential payments of up to $147,000 in cash, contingent upon the achievement of certain performance milestones.

The Company estimated the fair value of the SBS Earn-out Consideration by utilizing the Scenario Based Method. Changes in the SBS Earn-out Consideration fair value are recorded in the consolidated statements of income under Other operating expenses, net. As of June 30, 2026, the applicable performance milestones underlying the SBS Earn-out Consideration had not been achieved. Accordingly, the fair value of the SBS Earn-out Consideration was reduced to $0, compared to $7,690 as of December 31, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 15:-	BUSINESS COMBINATIONS (Cont.)

b.
In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors. In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments.

The total purchase price consideration for the acquisition comprised of the following components:

i.	A closing payment totaling $2,461, made through the issuance of Ordinary shares;

ii.	A deferred payment of $820 in Ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”);

iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs; and

iv.	$11,163 Contingent earn-out payments, to be settled using the Company's Ordinary shares (“DPI Earn-out Consideration”).

The DPI Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025, and 2026 and had a maximum outcome of Company’s Ordinary shares issuance to DPI’s seller of 2,419,755.

Additionally, the Company has committed to issue up to 705,245 of the Company’s Ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service-Based Earn-Out”). The Service-Based Earn-Out was classified as an equity grant and measured based on the Company’s closing share price as of the acquisition date. Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled a one -time payment of $9,000 payable in the Company’s Ordinary shares or cash, at the Company’s discretion under certain limitations (“Additional Earn-Out Consideration”). The Additional Earn-Out Consideration was classified as a liability grant. During the year ended December 31, 2024, the Company partially amended the Additional Earn-Out Consideration conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000 - $9,000, conditioned upon meeting certain financial results. As of June 30, 2026, and December 31, 2025, the Company recognized a liability in the amount of $9,000 and $2,000 which was presented under current liabilities and Other long-term liabilities in its balance sheet, respectively.

During the six months ended June 30, 2026, the Company entered into a non-cash settlement agreement (“Settlement Agreement”) with the former shareholders of DPI, pursuant to which the Company issued 2,500,000 Ordinary shares in exchange for the cancellation of both the DPI Earn-out Consideration and the Service-Based Earn-Out. Following the issuance of these shares, all related obligations were fully settled and discharged as of June 30, 2026. Pursuant to the Settlement Agreement, the requirement that all earn-out payments be made as a condition for receiving the Additional Earn-Out Consideration was eliminated.

The Holdback Amount was settled through the issuance of Ordinary shares during the year ended December 31, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share data)

NOTE 16:-	FAIR VALUE MEASUREMENTS

Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The earn-out considerations from the DPI and SBS acquisitions are classified within Level 3, as these liabilities are valued using valuation techniques.

As of June 30, 2026, the Company had balances subject to fair value measurement; however, their aggregate fair value was zero. Accordingly, no fair value hierarchy table is presented as of that date.

The following table presents the Company’s financial assets and liabilities measured at fair value as of December 31, 2025:

	December 31, 2025
	Audited
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	2,741	-	2,741

Total financial assets	$-	$2,741	$-	$2,741

Liabilities:
Earn-Out considerations	-	-	34,396	34,396

Total financial liabilities	$-	$-	$34,396	$34,396

The table below presents the changes in the earn-out considerations related to the acquisitions of DPI and SBS, which were classified as Level 3 and measured at fair value on a recurring basis, in the six months ended June 30, 2026:

Fair value at the beginning of the period	$34,396
Income from changes in fair value	(4,512)
DPI Earn-Out non-cash Settlement	(29,884)
Fair value at the end of the period	$-

The Company estimated the fair value of the DPI Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the remaining forecasted year, including a revenue growth rate of 15.4% and an adjusted EBITDA margin of 11.3%. Changes in the Earn-out Consideration fair value are recorded in the consolidated statements of income under Other operating expenses, net.

The Company estimated the fair value of the SBS Earn-out Consideration by using the Scenario-Based Method. The significant assumptions used in the scenario-based model relate to the probability of meeting the specified performance milestones, which directly impacts the expected payout under the SBS Earn-out Consideration, as well as the discount rate applied in determining the present value of such expected payouts.